EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

ELAN EGM RESOLUTION PASSED WITH OVER 99% APPROVAL

DUBLIN, Ireland – April  12, 2013 - Elan Corporation, plc (NYSE: ELN) announces that, at an Extraordinary General Meeting (EGM) held earlier today, the sole ordinary resolution to approve the Tender Offer to purchase Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) was overwhelmingly passed with over 99% of the shares voted in favor of the resolution. The full text of the resolution was included in the notice of the EGM dated March 14, 2013 which is available on the Company’s website. The details of the votes lodged by proxy are also available on www.elan.com.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

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